UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SYNCHRONOSS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87157B103

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

(212)-231-0095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2017

(Date of Event Which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Silver Private Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Silver Private Investments, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners III Parallel, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners GP III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris GP HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Capital Group III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN, IA

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO, IA

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Advisor HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Advisor HoldCo, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Synchronoss Technologies, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 200 Crossing Boulevard, 8th Floor, Bridgewater, New Jersey 08807. As reported in the Company’s proxy statement filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2017, as of March 27, 2017, there were 46,372,470 shares of Common Stock outstanding.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Silver Private Holdings I, LLC, a Delaware limited liability company (“Silver Holdings”);

(ii)	Silver Private Investments, LLC, a Delaware limited liability company (“Silver Parent”);

(iii)	Siris Partners III, L.P., a Delaware limited partnership (“Siris Fund III”);

(iv)	Siris Partners III Parallel, L.P., a Delaware limited partnership (“Siris Fund III Parallel”);

(v)	Siris Partners GP III, L.P., a Delaware limited partnership (“Siris Fund III GP”);

(vi)	Siris GP HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III GP HoldCo”);

(vii)	Siris Capital Group III, L.P., a Delaware limited partnership (“Siris Fund III Advisor”);

(viii)	Siris Capital Group, LLC, a Delaware limited liability company (“Siris Capital Group”);

(ix)	Siris Advisor HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III Advisor HoldCo”); and

(x)	Siris Advisor HoldCo, LLC, a Delaware limited liability company (“Siris Advisor HoldCo”).

Silver Holdings is controlled by its sole member, Silver Parent. Silver Parent is controlled by its members, Siris Fund III and Siris Fund III Parallel. Each of Siris Fund III and Siris Fund III Parallel is controlled by its general partner, Siris Fund III GP. Siris Fund III GP is controlled by its general partner, Siris Fund III GP HoldCo. Siris Fund III Advisor serves as investment manager to Siris Fund III and Siris Fund III Parallel pursuant to investment management agreements with each of them. Siris Capital Group shares investment management authority in respect of Siris Fund III and Siris Fund III Parallel pursuant to an agreement between Siris Fund III Advisor and Siris Capital Group. Siris Fund III Advisor is controlled by its general partner, Siris Fund III Advisor HoldCo. Siris Capital Group is controlled by its managing member, Siris Advisor HoldCo. Each of Siris Fund III GP HoldCo, Siris Fund III Advisor HoldCo and Siris Advisor HoldCo is controlled by Frank Baker, Peter Berger and Jeffrey Hendren, each a United States citizen. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit 99.1.

(b) The business address of each of the persons listed in this Item 2 is c/o Siris Capital Group, LLC, 601 Lexington Avenue, 59th Floor, New York, NY 10022.

(c) The principal business of Silver Holdings is to invest from time to time in the securities of the Company. The principal business of Silver Parent is to serve as the sole member of Silver Parent. Siris Fund III and Siris Fund III Parallel are private equity funds, the principal business of which is to make investments. The principal business of Siris Fund III GP is to serve as the general partner of Siris Fund III and Siris Fund III Parallel and related investment vehicles. The principal business of Siris Fund III GP HoldCo is to serve as the general partner of Siris Fund III GP. The principal business of Siris Fund III Advisor is to serve as the investment manager of Siris Fund III and Siris Fund III Parallel. The principal business of Siris Fund III Advisor HoldCo is to serve as the general partner of Siris

Fund III Advisor. The principal business of Siris Capital Group is to provide investment management and related services to affiliated investment funds or similar vehicles, including Siris Fund III and Siris Fund III Parallel. The principal business of Siris Advisor HoldCo is to serve as the managing member of Siris Capital Group. The present principal occupation or employment of each of Messrs. Baker, Berger and Hendren is to serve as a Managing Partner of Siris Capital Group and related entities.

(d) During the last five years, none of the persons listed in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed in this Item 2 has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the persons listed in this Item 2 is set forth in (a) above.

Item 3.	Source and Amount of Funds or Other Consideration

The 5,994,667 shares of Common Stock reported herein (the “Shares”) were purchased by Silver Holdings for an aggregate purchase price of $86,894,494.08 (excluding brokerage commissions). The funds for such purchases were provided to Silver Private Holdings I, LLC by Siris Partners III and Siris Partners III Parallel, which obtained such funds from capital contributions by their respective partners and borrowings under a short term loan facility with Macquarie Capital Funding LLC.

Item 4.	Purpose of Transaction

Siris Capital Group has followed the Company for several years and, between April 27, 2017 and May 4, 2017, the Reporting Persons acquired the Shares for investment purposes, mindful that they may be interested in pursuing a potential strategic transaction involving the Company.

On the evening of May 4, 2017, Frank Baker, a managing partner of Siris Capital Group, met with Stephen Waldis, CEO, Founder and Executive Chairman of the Board of the Company. At the meeting, Mr. Baker informed Mr. Waldis of the Reporting Persons’ beneficial ownership of the Shares, and expressed the Reporting Persons’ interest in discussing with the Board of Directors (the “Board”) of the Company one or more potential strategic transactions (each a “Potential Transaction”), which may include a take-private, a significant minority investment or other strategic transaction. Mr. Baker also discussed with Mr. Waldis the subject matter of a letter (the “May 4 Letter”) that the Reporting Persons were prepared to provide to the Board. A copy of the May 4 Letter is attached hereto as Exhibit 99.2 and incorporated herein by reference. Subsequent to the meeting, Mr. Baker delivered the May 4 Letter to Mr. Waldis.

Consistent with their investment policies, the Reporting Persons intend to review and evaluate their investment in the Company on a continuing basis. They may communicate with the Board, Company management, other shareholders of the Company, lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters of the Company, including a Potential Transaction, or otherwise seek to work constructively with the Company. Depending on various factors, including the results of any such discussions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including: pursuing a Potential Transaction, purchasing additional shares of Common Stock or other Company securities (which may include rights or securities exercisable for or convertible into securities of the Company) or selling some or all of their Shares (which may include transferring some or all of such securities to affiliates or distributing some or all of such securities to partners, members or beneficiaries, as applicable); engaging in any hedging or other derivative transactions with respect to the Common Stock; taking positions or making proposals with respect to, or taking other actions to effect changes in, the strategy, board or management composition, or ownership structure, of the Company; encouraging the Company to pursue one or more strategic transactions; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Any such steps that the Reporting Persons may pursue may be taken at any time and from time to time without prior notice and will depend on a variety of factors, including the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations, applicable law and other factors deemed relevant by the Reporting Persons.

There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D, including whether such discussions will occur, whether a Potential Transaction will be agreed between the parties, or any of the terms, structure or timing of any such Potential Transaction.

Other than as described in this Item 4, or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons, at any time and from time to time, may review or reconsider and change their positions and/or intentions.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Common Stock of the Company to which this Schedule 13D relates is 5,994,667 shares, constituting approximately 12.93% of the Company’s outstanding shares of Common Stock. This percentage is based on an aggregate of 46,372,470 shares of Common Stock outstanding as of March 27, 2017, as provided by the Company in its proxy statement filed with the Commission on April 6, 2017. All of the Shares are held by Silver Holdings. None of the other Reporting Persons holds any shares of Common Stock.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, which group may be deemed to share the power to vote or direct the vote, or to dispose or direct the disposition, of the Shares. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is a member of a “group” for such purposes or for any other purpose. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(c) Schedule I hereto, which is incorporated herein by reference, sets forth the transactions in the Common Stock that were effected in the past 60 days by the Reporting Persons. All of such transactions were effected in open market transactions.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated May 5, 2017, by and among the Reporting Persons.

99.2	Letter from Siris Capital Group to the Board of Directors of Synchronoss Technologies, Inc., dated May 4, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2017

SILVER PRIVATE HOLDINGS I, LLC
By:	Silver Private Investments, LLC, its sole member

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SILVER PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SIRIS PARTNERS III, L.P. SIRIS PARTNERS III PARALLEL, L.P.
By:	Siris Partners GP III, L.P., its general partner
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS PARTNERS GP III, L.P.
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS CAPITAL GROUP III, L.P.
By:	Siris Advisor HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS CAPITAL GROUP, LLC
By:	Siris Advisor HoldCo, LLC, its managing member

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS ADVISOR HOLDCO III, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS ADVISOR HOLDCO, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SCHEDULE I

TRADING IN SHARES

Between April 27, 2017 and May 4, 2017, the Reporting Persons made the following transactions in the Common Stock. The Reporting Persons undertake to provide, upon request by the Commission, full information regarding the number of shares of Common Stock purchased at each separate price for these transactions.

Name	Trade Date	Buy/Sell	No. of Shares of Common Stock	Weighted Average Price	Purchase Price Range for Shares of Common Stock

Silver Private Holdings I, LLC	April 27, 2017	Buy	31,655	$11.96	$11.89-$11.99
Silver Private Holdings I, LLC	April 27, 2017	Buy	1,312,329	$12.50	$12.00-$12.99
Silver Private Holdings I, LLC	April 27, 2017	Buy	746,110	$13.18	$13.00-$13.25
Silver Private Holdings I, LLC	April 28, 2017	Buy	23,896	$12.91	$12.82-$12.99
Silver Private Holdings I, LLC	April 28, 2017	Buy	74,441	$13.45	$13.00-$13.99
Silver Private Holdings I, LLC	April 28, 2017	Buy	374,233	$14.56	$14.00-$14.99
Silver Private Holdings I, LLC	April 28, 2017	Buy	1,310,342	$15.55	$15.00-$15.99
Silver Private Holdings I, LLC	April 28, 2017	Buy	94,950	$16.00	$16.00-$16.08
Silver Private Holdings I, LLC	May 1, 2017	Buy	292,584	$14.90	$14.77-$14.99
Silver Private Holdings I, LLC	May 1, 2017	Buy	239,460	$15.13	$15.00-$15.45
Silver Private Holdings I, LLC	May 2, 2017	Buy	15,393	$14.95	$14.78-$14.99
Silver Private Holdings I, LLC	May 2, 2017	Buy	550,460	$15.55	$15.00-$15.99
Silver Private Holdings I, LLC	May 2, 2017	Buy	247,394	$16.16	$16.00-$16.25
Silver Private Holdings I, LLC	May 3, 2017	Buy	235,901	$15.82	$15.40-$15.99
Silver Private Holdings I, LLC	May 3, 2017	Buy	270,519	$16.11	$16.00-$16.39
Silver Private Holdings I, LLC	May 4, 2017	Buy	126,416	$15.66	$15.41-$15.99
Silver Private Holdings I, LLC	May 4, 2017	Buy	48,584	$16.19	$16.00-$16.46